[CAE Logo]	Press Release

CAE recruits aerospace executive to lead Simulation Products

Montreal, November 23, 2004 (NYSE: CGT; TSX: CAE) CAE is pleased to announce the appointment of Marc Parent to Group President, Simulation Products.

Mr. Parent, age 43, is currently Vice President and General Manager, Bombardier Aerospace. During his 20-year career with Bombardier Aerospace, Mr. Parent held a number of senior management positions of increasing responsibility in engineering, product development and management, and operations at Bombardier facilities in Montreal, Toronto, and Tucson, Arizona.

CAE President and Chief Executive Officer Robert E. Brown stated, "I am delighted to welcome Marc Parent to the CAE family. His experience, leadership abilities and proven managerial and organizational strengths will greatly benefit the company."

Mr Parent was honoured in 1999 as one of "Canada's Top 40 under 40" leaders, and is a recipient of the SAE's (Society of Automotive Engineers) Marvin Witlock award. A native of Montreal, Mr. Parent is a graduate of mechanical engineering from Montreal's Ecole Polytechnique and of the Harvard Business School's Advanced Management Program.

CAE is a leading provider of simulation and modelling technologies as well as integrated training services for commercial and business aviation, and defence customers worldwide. The company has annual revenues of approximately C$1 billion, with operations and training facilities in 17 countries on five continents.

On the web: www.cae.com

Media contact:	Investor relations:

Arthur C. Perron, Vice-President
Government and Media Relations
(514) 340-5370
arthur.perron@cae.com

Anne von Finckenstein, Manager
Media Relations
(514) 341-6780, ext. 4889
anne.vonfinckenstein@cae.com	Andrew Arnovitz, Director Corporate Communications & Investor Relations (514) 734-5760 andrew.arnovitz@cae.com